Exhibit 99.1
Suntech Reports Second Quarter 2009 Financial Results
San Francisco and Wuxi, China, August 20, 2009 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest crystalline silicon photovoltaic (PV) module manufacturer, today announced financial results for its second fiscal quarter ended June 30, 2009.
Second Quarter 2009 Highlights
•	Total net revenues were $321.0 million in the second quarter of 2009
•	Gross margin improved to 18.6% for the second quarter of 2009, compared with 17.8% for the first quarter of 2009
•	Net income attributable to holders of ordinary shares was $10.0 million or $0.06 per diluted American Depositary Share (ADS); each ADS represents one ordinary share
•	Suntech’s multi-crystalline Pluto powered module achieved world record conversion efficiency of 15.6%
•	Suntech maintained PV cell production capacity of 1GW at the end of the second quarter of 2009
“During the second quarter, we continued to demonstrate Suntech’s ability to adapt to fluid market conditions and improve competitiveness,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “A seasonal pick up in demand combined with a gradual thawing of global financial markets and improving project returns led to sequential shipment growth in most of our major markets. In addition, despite pricing pressure, our continued reduction of silicon costs enabled us to improve gross margin in the second quarter.”
“We are confident that the strategies that we are implementing today will position Suntech for strong growth over the next several years. For example, in China we are building relationships with regional governments and key development partners in anticipation of a national feed-in tariff program. In Japan, we have established a relationship with Yamada Denki that will expand our distribution reach and improve brand recognition. And we are gaining traction in emerging markets such as the Middle East through partnerships with regional players.”
“In addition to our market expansion initiatives, we are making significant progress in technology development. Suntech’s multi-crystalline Pluto module was recently accepted by the scientific journal Progress in Photovoltaics as the world’s highest conversion efficiency multi-crystalline module with 15.6% conversion efficiency. In addition, our new state-of-the-art PV module testing facility, which is the largest in China, will help to enhance our efforts to deliver the most reliable and premium quality solar products in the market.”

“We remain confident that these initiatives will help us gain access to the end consumer, improve our brand recognition, and increase our ability to compete in a volatile macro-economy. Suntech, as a leader in both low cost manufacturing and research and development, is well positioned to be among the first to reach grid parity in many markets. As a result of Suntech’s competitive advantages and our downstream initiatives, we will continue to gain market share and further our position as a leader in the rapidly evolving PV industry.”
RECENT BUSINESS HIGHLIGHTS
China Market
•	Suntech signed framework agreements with several provincial and city governments in China to develop an aggregate of 1.8GW of photovoltaic projects over the next several years.

•	Suntech has signed strategic framework agreements with China Energy Conservation Investment Corporation (CECIC) and China Huadian New Energy Development Co., Ltd (HNE) to develop solar projects in China. Through these partnerships, CECIC and HNE will be primarily responsible for project investment and development of solar projects, and Suntech will be responsible for supplying turnkey solar solutions.

•	Suntech has established one of China’s largest system integration and project development teams with around 200 people. Suntech expects to develop approximately 30MW of projects in the full year 2009, with the majority in the second half.
U.S. Market
•	Suntech signed a contract with Recurrent Energy to deliver 5MW of modules in Q4 2009 for California’s largest photovoltaic system to date. The project will more than triple San Francisco’s total municipal solar power output from 2MW today to 7MW upon completion in 2010.
•	Suntech has narrowed the search for a U.S. production and distribution center site to two locations and expects to make a decision within the next few months. The new facility demonstrates Suntech’s commitment to the long term growth of the North American market.
Global Markets
•	Suntech recently established an agreement with Yamada Denki Co., Ltd., Japan’s most popular consumer electronics and home appliance chain, to sell systems incorporating Suntech modules through all of its 450 retail outlets across Japan.

•	Suntech continued to gain traction in the Middle East and was selected by Aldar Properties PJSC to supply over 1,120 solar panels for a 292 kW solar system for The Shams Tower, an iconic building on Yas Marina Circuit in Abu Dhabi.
Technology
•	Suntech achieved a new world record conversion efficiency of 15.6% on a commercial grade multi-crystalline silicon PV module. The world record conversion efficiency was accepted by the scientific journal Progress in Photovoltaics.

•	Suntech’s Pluto modules recently passed all the tests for the IEC 61215 certificate. Suntech has initiated commercial shipments of Pluto-powered modules and currently expects to ship 10MW to 15MW of Pluto products in 2009.

•	Suntech initiated production of amorphous silicon thin film solar panels at its facility in Shanghai. The initial panels are exhibiting a conversion efficiency of approximately 7%.

•	Suntech opened a world-class PV module testing facility in collaboration with Underwriters Laboratories. Through UL’s Witness Testing Data Program, PV module tests may be conducted under the supervision of highly experienced UL personnel and subsequently awarded certification, enabling Suntech to bring solar products to market faster.
Financing Activities
•	Suntech received a $50 million convertible loan from International Finance Corporation with a conversion price of $18.00 per ADS in July 2009. The loan has a fixed rate coupon of 5.0% per annum payable on June 15 and December 15 in each year. If not converted, the loan will be repayable in full 7 years after the date of drawdown.

•	Suntech closed a follow-on public offering of 23,000,000 ADSs. The aggregate amount of ADSs sold reflects the exercise in full by the underwriters of their option to purchase up to 3,000,000 additional ADSs to cover over-allotments. The Company received aggregate net proceeds of $277.7 million, after the deduction of related expenses.

•	Suntech secured a $200 million syndicated loan facility from the China Development Bank. $120 million of this facility was drawn down in the second quarter of 2009.

•	In the second quarter of 2009 Suntech repurchased an aggregate of $30.8 million principal amount of its 0.25% Convertible Senior Notes due 2012 for a total consideration of $29.1 million. As of June 30, 2009, Suntech had $225.0 million principal amount of 2012 convertible notes outstanding.

Second Quarter 2009 Results
Total net revenues for the second quarter of 2009 were $321.0 million, an increase of 1.7% from $315.7 million in the first quarter of 2009.
Total net revenues from the investee companies of GSF were $15.3 million in the second quarter of 2009 compared with $100.5 million in the first quarter. Sales to the investee companies of GSF were conducted under terms comparable to those with unrelated parties, and the revenue and profit related to the sales activities during the second quarter of 2009 were fully recognized during the same period.
For the second quarter of 2009, gross profit was $59.7 million and gross margin was 18.6% compared to gross profit of $56.3 million and gross margin of 17.8% in the first quarter of 2009. The increase in gross profit was primarily due to Suntech’s silicon wafer cost and total cost structure falling faster than sales price in the second quarter of 2009.
Operating expenses for the second quarter of 2009 were $38.6 million compared to $35.1 million in the first quarter of 2009. The increase was primarily due to additional hires to improve sales and marketing efforts and a bad debt provision.
Income from operations was $21.1 million for the second quarter of 2009, which was flat with the first quarter of 2009.
Net interest expense was $24.3 million in the second quarter of 2009 compared to net interest expense of $21.6 million in the first quarter of 2009. Net interest expense in the second quarter of 2009 includes $11.6 million of non-cash interest expenses of which $10.3 million was related to the adoption of FASB Staff Position No APB14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB14-1”).
Foreign currency exchange gain was $17.5 million in the second quarter of 2009 compared to a loss of $6.2 million in the first quarter of 2009. The foreign currency gain in the second quarter was primarily related to the appreciation of the Euro versus the USD.
Net other expense was $2.5 million in the second quarter of 2009, compared with $12.6 million of net other income in the first quarter of 2009. The net other income in the first quarter of 2009 was mainly due to $9.3 million in gains from repurchases of the 2012 convertible senior notes and $3.2 million in gains from mark-to-market valuation of foreign exchange forward contracts. The net other expense in the second quarter was primarily due to a loss from mark-to-market valuation of foreign exchange forward contracts.
Net income attributable to holders of ordinary shares for the second quarter of 2009 was $10.0 million, or $0.06 per diluted ADS compared to a net income of $1.8 million, or $0.01 per diluted ADS, in the first quarter of 2009.

In the second quarter of 2009, the major non-cash related expenses were share-based compensation charges of $4.2 million; $11.6 million of non-cash interest expenses; and depreciation and amortization expenses of $14.4 million.
In the second quarter of 2009, capital expenditures, which were primarily for the construction of the thin film production facilities in Shanghai, and to retrofit existing production capacity to enable production of PV modules based on our high efficiency Pluto technology, totaled $20.9 million.
Cash and cash equivalents increased to $760.5 million as of June 30, 2009 from $406.0 million as of March 31, 2009. The increase was primarily due to the follow-on public offering of 23 million ADSs during the quarter from which we received aggregate net proceeds of $277.7 million and an increase in long term bank borrowings due to a syndicated loan of $120 million from the China Development Bank.
Accounts receivable was $292.1 million as of June 30, 2009, compared with $265.4 million as of March 31, 2009. The increase was primarily due to an increase in credit terms in line with industry trends.
Accounts receivable due from investee companies of GSF was $108.4 million as of June 30, 2009, compared with $104.9 million as of March 31, 2009. Suntech has been closely monitoring the settlement on this account receivable and expects full collection on this account receivable will be made no later than the end of 2009.
Business Outlook
Suntech expects third quarter 2009 shipments to be more than 50% above the second quarter 2009. Gross margin in the third quarter of 2009 is expected to be relatively flat compared to the second quarter of 2009.
Suntech expects shipments in the fourth quarter of 2009 to be slightly lower than the third quarter of 2009 due to seasonality. As a result, Suntech has revised full-year 2009 shipment expectations to approximately 600MW. Suntech intends to hold PV cell production capacity at 1GW in 2009 until demand visibility improves. Suntech expects capital expenditures to be in the range of $100 million to $120 million in 2009.
Second Quarter 2009 Conference Call Information
Suntech management will host a conference call today, Thursday, August 20, 2009 at 8:00a.m. U.S. Eastern Time (which corresponds to 8:00p.m. Beijing/Hong Kong time and 12:00p.m. Greenwich Mean Time on August 20, 2009) to discuss the Company’s results.

To enhance presentation of information and data during the conference call, Suntech has provided a set of PowerPoint slides which are posted on the main page of the Investor Center of Suntech’s website at http://www.suntech-power.com.
To access the conference call, please dial +1-617-597-5310 (for U.S. callers/ international callers) or +852-3002-1672 (for HK callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech-power.com under Investor Center: Financial Events.
A telephonic replay of the conference call will be available until September 3, 2009 by dialing +1-617-801-6888 (passcode: 15504914).
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) is the world’s leading solar energy company as measured by production output of crystalline silicon solar modules. Suntech designs, develops, manufactures, and markets premium-quality, high-output, cost-effective and environmentally friendly solar products for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech’s patent-pending Pluto technology for crystalline silicon solar cells improves power output by up to 12% compared to conventional production methods.
Suntech also offers one of the broadest ranges of building-integrated solar products under the MSK Solar Design Line(TM). Suntech designs and delivers commercial and utility scale solar power systems through its wholly owned subsidiary Suntech Energy Engineering and will own and operate projects greater than 10 megawatts in the United States through Gemini Solar Development Company, a joint venture with Renewable Ventures, a Fotowatio company. With regional headquarters in China, Switzerland and San Francisco and sales offices worldwide, Suntech is passionate about improving the environment we live in and dedicated to developing advanced solar solutions that enable sustainable development. For more information, please visit http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes our ability to ensure our initiatives help us to gain access to the end consumer, improve our brand recognition and improve our ability to compete; our ability to reach grid parity; our ability to develop PV projects based upon our signed framework agreements with various governments, CECIC and HNE; our ability to bring products faster to market under the UL Witness Testing Data Program; our expected Pluto production capacity and volume of Pluto shipments in 2009; our ability to collect receivables from GSF investee companies by the of 2009; and our outlook for Q3 revenue and gross margin and full year shipments and capital expenditures. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements. Effective January 1, 2009, as a result of the adoption of Statement of Financial Accounting Standards, or SFAS 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51.and FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement), our condensed consolidated income statement for the three months ended June 30, 2008 has been re-casted for comparable purpose. The following tables set forth the unaudited condensed consolidated balance sheet as of March 31, 2009 and June 30, 2009, the adjusted unaudited condensed consolidated income statement for the three months ended June 30, 2008, and the unaudited condensed consolidated income statements for the three months ended March 31, 2009 and June 30, 2009.
For further information, please contact:
In China:
Rory Macpherson
Investor Relations Director
Tel: +86-21-6288-5574
Email: rory@suntech-power.com
In the United States:
Kristen McNally
Executive Vice President
The Piacente Group, Inc. (Investor Relations Counsel, Suntech)
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com

SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	March 31,	June 30,
	2009	2009
ASSETS
Current assets:
Cash and cash equivalents	405,995	760,544
Restricted cash	179,134	180,369
Inventories	242,690	269,705
Accounts receivable — Investee companies of GSF	104,940	108,410
Accounts receivable — Others	160,414	183,735
Value-added tax recoverable	87,099	78,433
Advances to suppliers	70,513	53,824
Other current assets	255,477	200,790

Total current assets	1,506,262	1,835,810

Property, plant and equipment, net	720,821	733,684
Intangible assets, net	163,619	165,221
Goodwill	80,930	83,566
Investments in affiliates	225,358	229,080
Long-term prepayments	195,346	181,992
Long-term loan to suppliers	56,150	55,882
Amount due from related parties	216,387	203,636
Other non-current assets	104,112	102,642

TOTAL ASSETS	3,268,985	3,591,513

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	791,706	806,833
Accounts payable	153,382	120,130
Convertible notes-current	239,341	214,781
Other current liabilities	228,893	178,607

Total current liabilities	1,413,322	1,320,351

Long-term bank borrowings	17,486	136,174
Convertible notes-non-current	446,964	453,746
Accrued warranty costs	43,025	45,630
Other long-term liabilities	119,861	115,435

Total liabilities	2,040,658	2,071,336

Total equity	1,228,327	1,520,177

TOTAL LIABILITIES AND EQUITY	3,268,985	3,591,513

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months
	ended June 30,	Three months ended	Three months ended
	2008	March 31,	June 30,
	As adjusted	2009	2009

Total net revenues	480,179	315,656	320,959
— Investee companies of GSF	—	100,547	15,298
— Others	480,179	215,109	305,661

Total cost of revenues	364,382	259,369	261,263

Gross profit	115,797	56,287	59,696

Selling expenses	14,751	11,401	11,501
General and administrative expenses	20,318	18,820	22,808
Research and development expenses	3,310	4,923	4,322

Total operating expenses	38,379	35,144	38,631

Income from operations	77,418	21,143	21,065

Interest expenses	(26,825)	(26,743)	(25,884)
Interest income	8,653	5,098	1,577
Foreign exchange gain/(loss)	2,493	(6,191)	17,530
Other (expense) income	(6,329)	12,567	(2,546)

Income before income taxes	55,410	5,874	11,742
Tax (provision)/benefit	(3,517)	78	168

Net income after taxes before noncontrolling interest and equity in earnings of affiliates	51,893	5,952	11,910
Equity in loss of affiliates	—	(3,874)	(2,293)

Net income	51,893	2,078	9,617
Add: Net loss (income) attributable to non-controlling interest	356	(292)	357

Net income attributable to holders of ordinary shares	52,249	1,786	9,974

Net income attributable to ordinary shareholders per share and per ADS:
— Basic	0.34	0.01	0.06
— Diluted	0.31	0.01	0.06

Shares and ADSs used in computation:

— Basic	153,935,960	155,881,265	164,483,191
— Diluted	185,244,933	156,794,603	172,611,156

Each ADS represents one ordinary share